Exhibit 2.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT1

As of 31 December 2025, The Magnum Ice Cream Company N.V., (the Company, we, our and us) has only one class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the Exchange Act):

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value of €3.50 per share	MICC	New York Stock Exchange

The authorised capital of the Company is is seven billion eight hundred and seventy-five million euro (€7,875,000,000). The authorised capital of the Company is divided into two billion two hundred and fifty million (2,250,000,000) shares, with a nominal value of €3.50 per share. Since 8 December 2025, our ordinary shares are traded through their listing on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange under the symbol MICC.

All shares of TMICC are in registered form. As of 31 December 2025, the total number of outstanding shares was 612,259,739.

Articles Of Association

Set out below is a summary of the material information concerning the Company’s share capital and of material provisions of Dutch law and the articles of association of the Company (Articles of Association). It is based on relevant provisions of Dutch law in effect on the date of this annual report on Form 20-F and the Articles of Association. This summary does not purport to give a complete overview and should be read in conjunction with, and is qualified in its entirety by reference to, the relevant provisions of Dutch law and the Articles of Association. The full text of the Articles of Association (in Dutch, and an unofficial English translation) is available free of charge on the Company’s website (www.corporate.magnumicecream.com).

There are no restrictions under the Articles of Association or under Dutch law that limit the right of persons to hold shares. The transfer of shares to persons who are located or residents in, citizens of, or have registered addresses in jurisdictions other than the Netherlands may, however, be subject to specific regulations or restrictions according to their securities laws.

Objects

Pursuant to the Articles of Association, the objects of the Company are to:

●	research and develop, to produce, to manufacture, to package, to pack, to store, to market, to trade in, to distribute and to sell consumer goods, such as ice cream products and products related thereto;
●	franchise operations related to the marketing, distribution and sale of consumer goods, such as ice cream products and products related thereto;
●	own, to maintain, to sell, to distribute, to lend and to lease ice cream cabinets;
●	incorporate, to participate in any way whatsoever in, to manage and supervise and to finance subsidiaries, group companies and third parties;
●	borrow, to lend and to raise funds, including the issue of bonds, debt instruments or other securities or evidence of indebtedness and to enter into agreements in connection with the aforementioned activities;
●	render advice and services;

1 CC to confirm accuracy and completeness of this summary pursuant to Dutch law.

●	grant guarantees, to bind the Company and to pledge or otherwise encumber its assets for its own obligations and for obligations of subsidiaries, group companies and third parties;
●	acquire, alienate, encumber, manage and exploit registered property and items of property in general;
●	trade in currencies, securities and items of property in general;
●	exploit and trade in patents, trademarks, licences, knowhow, copyrights, database rights and other intellectual property rights;
●	perform any and all activities of an industrial, financial or commercial nature; and
●	to do all that is connected therewith or may be conducive thereto, the interpretation of which is to be in the broadest sense. In pursuing its objects, the Company shall also take into account the interests of the legal entities and companies with which it forms a group.

Meetings of Shareholders and Voting Rights

General Meetings

According to the Articles of Association, general meetings can be held in the Netherlands in Amsterdam, Amstelveen, The Hague, Hoofddorp, Haarlem, Lelystad, Rotterdam, Utrecht or Haarlemmermeer (including Schiphol Airport), at the choice of those who call the meeting. The Board may also determine that a general meeting is only accessible via electronic means of communication.

The annual general meeting must be held within six months after the end of each financial year. An extraordinary general meeting may be held as often as the Board deems necessary and must be held within three months after the Board has considered it to be likely that the Company’s equity has decreased to an amount equal to or lower than one-half of its paid-up and called-up share capital, in order to discuss any requisite measures.

In addition, shareholders representing alone or in aggregate at least one-tenth of the issued share capital of the Company may, pursuant to the Dutch Civil Code, request that a general meeting be convened. If the Board has not taken such measures that the General Meeting can be held within eight weeks of shareholders making such request, the shareholders making such request may, upon their request, be authorised by the Amsterdam district court in summary proceedings to convene a general meeting.

Notice of the general meeting must be given by at least such number of days prior to the day of the meeting as required by Dutch law, which, at the date of this annual report on Form 20 - F, is 42 calendar days. The notice convening the general meeting will be given by way of an announcement on the website of the Company and/or through other means of electronic public announcement.

The notice convening the general meeting shall specify the business to be discussed, the venue and time of the general meeting, the requirements for admittance to the general meeting, the address of the Company’s website, and such other information as may be required by Dutch law. The agenda for the annual general meeting must contain specific subjects including, among other things, the adoption of the annual accounts, the discussion of any substantial change in the corporate governance structure of the Company and the allocation of profits, insofar as these are at the disposal of the general meeting. In addition, the agenda must include such items as have been included in it by the Board or the Shareholders (with due observance of Dutch law as described below). If the agenda of the general meeting contains an item granting discharge to the Directors concerning the performance of their duties, the discharge must be mentioned on the agenda as separate items for the Executive and Non-Executive Directors.

Shareholders holding at least 3% of the Company’s issued and outstanding share capital may request, by a motivated request, that an item is added to the agenda. Such requests must be made in writing, must either be substantiated or include a proposal for a resolution, and must be received by the Company at least 60 days before the day of the general meeting.

No resolutions may be adopted on items other than those that have been included in the agenda (unless the resolution would be adopted unanimously during a meeting where the entire issued capital of the Company is present or represented).

Shareholders who, individually or with other shareholders, hold shares that represent at least 1% of the Company’s issued share capital or a market value of at least €250,000 may if certain conditions are met request the Company to disseminate information that is prepared by them in connection with an agenda item for a general meeting. The Company can only refuse dissemination of such information if received less than seven business days prior to the day of the general meeting, if the information gives or could give an incorrect or misleading signal or if, in light of the nature of the information, the Company cannot reasonably be required to disseminate it.

The general meeting is presided over by the Board Chair or, in the Board Chair’s absence, the vice-chair of the Board (who shall also fulfil the role of Senior Independent Director). In such vice-chair’s absence, the Non-Executive Directors present at the meeting shall appoint a chair from among them. If no such appointment is made, the chair of the meeting shall be appointed by the general meeting. The chair of the general meeting will have all powers necessary to ensure the proper and orderly functioning of the general meeting. Directors may always attend a general meeting. In these general meetings, they have an advisory vote. The external auditors of the Company are also authorised to attend the annual general meeting. The chair of the general meeting may decide at its discretion to admit other persons to the general meeting.

Each shareholder (as well as other persons with voting rights or meeting rights) may attend the general meeting, address the general meeting and, insofar as it has such right, exercise voting rights in accordance with the terms of the relevant shares, either in person or by proxy.

The Board may decide that persons entitled to attend and vote at general meetings may cast their vote electronically or by mail in a manner to be decided by the Board. Votes validly cast electronically or by mail have the same status as votes validly cast at the general meeting.

Voting Rights

At general meetings, each share carries one vote.

In the general meeting, no voting rights may be exercised for shares held by the Company or its subsidiaries, or for shares for which the Company or its subsidiaries hold the depositary receipts. However, usufructuaries and pledgees of shares owned by the Company or its subsidiaries are under certain circumstances able to exercise voting rights.

The record date in order to establish which shareholders are entitled to attend and vote at the general meeting shall be the 28th calendar day falling prior to the day of the general meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting.

Decisions of the general meeting are taken by a majority of the votes cast without any quorum being required, except where Dutch law or the Articles of Association provide for a qualified majority and/or a quorum. For each resolution passed at a general meeting, the voting results must be posted on the Company’s website within 15 calendar days after the meeting. The information posted will include the numbers of votes cast in favour, cast against and the abstentions, the total number of shares validly voted, the total number of valid votes cast and the percentage of the Company’s issued and outstanding share capital represented by the total number of shares validly voted. The voting results must be kept accessible on the Company’s website for a period of at least one year.

The voting rights attached to the shares may only be amended by amendment to the Articles of Association.

Dividends and Other Distributions

General

The Company may only make distributions, whether a distribution of profits or of freely distributable reserves, to its shareholders if its shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued capital plus any reserves as required to be maintained by the Articles of Association or by Dutch law. The distribution payout can be summarised as set out below.

Annual Profit Distribution

A distribution of profits other than an interim distribution is only allowed after the adoption of the Company’s annual accounts, and the information in the annual accounts will determine whether the distribution of profits is legally permitted for the relevant financial year.

Right to Reserve

The Board may decide that the profits realised during a financial year, if any, are to be fully or partially reserved. Any profits remaining after allocation to the reserves shall be put at the disposal of the general meeting. Furthermore, the Board may decide that distributions to the shareholders shall be at the expense of reserves.

Interim Distribution

Subject to Dutch law and the Articles of Association, the Board may resolve to make an interim distribution of profits or distributions from reserves, provided that it appears from an interim statement of assets and liabilities signed by the Board that the Company’s equity does not fall below the sum of paid-up and called-up part of the issued capital plus the reserves as required to be maintained by the Articles of Association (if any) or by Dutch law.

Distribution in Kind

The Board may decide that a distribution is made in kind, such as a payment in shares or other securities, or decide that shareholders shall have the option to receive a distribution as a cash payment and/or as a payment in shares or other securities, provided that the Board is designated by the general meeting as the competent corporate body to resolve to issue shares.

Profit Ranking of the Shares

The shares will rank pari passu with each other and holders of shares will be entitled to dividends and other distributions declared and paid on them.

Payment

Payment of any distribution on shares to shareholders will, in principle, be made in euro, Pounds Sterling or US dollars. The Company will, however, have the authority to make distributions in currencies other than euro, Pounds Sterling and US dollars.

Any distributions on shares that are paid to shareholders through DTC will be automatically credited to the cash account of the relevant Shareholders’ DTC participant in US dollars, including holders of book-entry interests in the shares holding through intermediaries who are direct participants in Euroclear Bank SA/NV (Euroclear Bank) (except for Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (Euroclear Nederland) and its participant entities), while dividends on shares that are paid to shareholders through Euroclear Nederland are expected to be credited in euro to the cash account of the relevant Euroclear Nederland participant and dividends on shares that are paid to shareholders through Euroclear UK & International Limited (Euroclear UK) are expected to be credited in pounds sterling to the relevant CREST account. Payments to shareholders holding their shares via the Direct Registration System (DRS) (DRS Shareholders) will be paid by the US Transfer

Agent in US dollars, either by cheque or through bank transfer. Shareholders may consult their intermediary or professional adviser in relation to the currency in which their dividends will be paid. There are no restrictions in relation to the payment of dividends under Dutch law in respect of holders of shares who are non-residents of the Netherlands. Payments of profit and other payments are announced in a notice by the Company. A shareholder’s claim to payments of profits and other payments lapses five years and one day after the day on which the claim became payable. Any profit or other payments that are not claimed within this period will be considered to have been forfeited to the Company and will be carried to the reserves of the Company.

Any proposal for distributions on shares and any resolution to make distributions on shares are announced in a notice by the Company. Distributions on shares are made payable in the manner and at such date, and notice thereof shall be given as the Board, or the general meeting at the proposal of the Board, shall determine. A shareholder’s claim to payments of distributions lapses five years after the day on which the claim became payable. Any distributions not collected within this period revert to the Company.

Form of Shares and Shareholders’ Register

All shares are in registered form (op naam). Pursuant to Dutch law and the Articles of Association, the Company must keep a shareholders’ register. A copy of the Company’s shareholders’ register (the Shareholders’ Register) will be kept by the Board at the offices of the Company in the Netherlands. The register may consist of various parts, and each part may be kept in different places, including outside the Netherlands, and in more than one copy, in order to comply with foreign requirements or regulations or the applicable provision set by a foreign stock exchange, as determined by the Board. In the Shareholders’ Register, the names and addresses of all other persons holding meeting rights (being the right to be invited to and attend general meetings and to speak at such meetings and the other rights the Dutch Civil Code grants to persons holding shares or depositary receipts for shares issued with the co-operation of the Company) must also be recorded, as well as the names and addresses of all holders of a right of usufruct (vruchtgebruik) or pledge (pandrecht) in respect of shares and whether they have meeting rights.

If requested, the Board will provide a shareholder or usufructuary or pledgee of shares with an extract from the Shareholders’ Register relating to its title or right to a share free of charge. If the shares are encumbered with a right of usufruct, the extract will state who has such rights. The Company may allow inspection of the Shareholders’ Register by, or provide information included in the Shareholders’ Register to, any competent supervisory or other authority in order to comply with requirements or regulations or the applicable provisions set by a stock exchange.

Issue of Shares

Resolutions to issue shares are adopted by the general meeting or by the Board if and during the fixed period the Board has been designated for that purpose by the general meeting, but only upon a proposal of the Board. A resolution of the general meeting to issue shares, or to designate the Board as the competent corporate body to issue shares, can only be adopted by a majority of the votes cast. The foregoing also applies to the granting of rights to subscribe for shares, such as options, but does not apply to the issue of shares to a person exercising a previously granted right to subscribe for shares. An authorisation by the general meeting to issue shares must state the term for which it is valid, which term may not be longer than five years. The general meeting is not authorised to resolve on the issuance of shares or the granting of rights to subscribe for shares to the extent it has authorised the Board as the competent body for such purpose. The resolution granting such authority to the Board must specify the number of shares which may be issued (which may be expressed as a percentage of the issued capital). The authorisation may be renewed in each case for another maximum period of five years. Unless provided otherwise in the authorisation, it may not be withdrawn, other than upon a proposal thereto of the Board. The Company may not subscribe for its own shares on issue.

The Board was designated by a general meeting, for a period expiring on the earlier of: (i) the date falling six months following the conclusion of the Company’s 2026 Annual General Meeting and (ii) the date of renewal of this authorisation, to issue shares, to grant rights to subscribe for shares and to limit or exclude statutory pre-emptive rights in relation to such issuances or grants. Such authorisation of the Board is expected to be limited to 10% of the shares in issue for any purposes, including for issuances/grants in connection with employee share plans.

Pre-emptive Rights

Upon the issue of shares or granting of rights to subscribe for shares, each holder of shares shall have a pre-emptive right in respect of the shares to be issued, in proportion to the aggregate nominal value of the shares already held by it. Exceptions to these pre-emptive rights include: (i) the issue of shares against a contribution in kind; (ii) the issue of shares to the employees of the Company or of a Group company (groepsmaatschappij) pursuant to an employee share scheme or as an employee benefit; and (iii) the issue of shares to persons exercising a previously granted right to subscribe for shares.

Pursuant to the Articles of Association, the pre-emptive right may be restricted or excluded pursuant to a resolution of the general meeting, or by the Board if and during the fixed period the Board has been designated for that purpose by the general meeting at the proposal of the Board. The general meeting is not authorised to resolve on the restriction or exclusion of pre-emptive rights to the extent it has authorised the Board as the competent body for such purpose. The proposal to this effect must explain the reasons for the designation and the intended issue price. The designation of the Board as the competent corporate body to restrict or exclude the pre-emptive rights may be for a period of up to five years. Unless provided otherwise in the authorisation, it may not be withdrawn, other than upon a proposal thereto of the Board. A resolution of the General Meeting to restrict or exclude pre-emptive rights, or to designate the Board to restrict or exclude pre-emptive rights, requires a majority of at least two-thirds of the votes cast if less than 50% of the issued share capital is represented at the general meeting.

The Board has been designated by a general meeting, for a period expiring on the earlier of: (i) the date falling six months following the conclusion of the Company’s 2026 Annual General Meeting; and (ii) the date of renewal of this authorisation, to limit or exclude the pre-emptive rights pertaining to such shares and rights. This authorisation of the Board is limited to up to a maximum of 10% of the shares issued and outstanding.

Acquisition of Own Shares

The Board is authorised to acquire fully paid-up shares either gratuitously (om niet), under universal succession of title, or if and to the extent: (i) the Company’s equity, less the payment required to make the acquisition, does not fall below the sum of called-up and paid-up share capital and any statutory reserves; (ii) the aggregate nominal value of the shares which the Company obtains, holds or holds as pledgee or which are held by a subsidiary does not exceed 50% of the issued share capital; and (iii) the Board has been authorised by a general meeting to repurchase shares. The Company may, without authorisation by a general meeting, acquire its own shares for the purpose of transferring such shares to its employees under a scheme applicable to such employees, provided such shares are quoted on the price list of a stock exchange.

A general meeting’s authorisation may be valid for a maximum of 18 months. As part of the authorisation, the general meeting must determine the number of shares that may be acquired, the manner in which the shares may be acquired and the limits within which the price must be set.

The Board was designated by a general meeting, for a period on the earlier of: (i) the date falling six months following the conclusion of the Company’s 2026 Annual General Meeting; and (ii) the date of renewal of this authorisation, to allow the Company to acquire its own shares up to a maximum of 10% of the aggregate number of shares in issue, provided the Company will hold no more shares in treasury than 10% of its issued share capital, either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than the nominal value of the shares and not higher than the opening market price of the shares on Euronext Amsterdam on the day of the repurchase plus 10%.

The Company may not cast votes on shares held by it or by its subsidiaries and such shares will not be counted for the purpose of calculating a voting quorum. Votes may, however, be cast on shares held by the Company if such shares are encumbered with a right of usufruct or a right of pledge that benefits a party other than the Company or a subsidiary of the Company, the voting right attached to those shares accrues to the other party and the right of usufruct or right of pledge was created prior to the Company or its subsidiary obtaining the shares.

No dividend or other distribution shall be paid or made on the shares held by the Company in its own capital, unless such shares are subject to a right of usufruct or pledge and the authority to collect distributions or the right to receive distributions accrues to the usufructuary or the pledgee, respectively. For the purpose of determining the dividend or other distribution on shares, the shares held by the Company in its own capital shall be disregarded. The Board is authorised to dispose of the Company’s own shares held by it. For as long as shares are admitted to trading on the ESCC category of the FCA’s Official List, the procedures set out under “Pre-emptive rights” herein shall apply to the disposal of the Company’s own shares held by it.

Reduction of Share Capital

Subject to the provisions of Dutch law and the Articles of Association, a general meeting may, but only if proposed by the Board, pass resolutions to reduce the issued share capital by: (i) cancelling shares; or (ii) reducing the nominal value of the shares by amendment of the Articles of Association. A resolution to cancel shares may only relate to shares held by the Company or of which it holds the depositary receipts. A reduction of the nominal value of the shares, whether without redemption or against partial repayment on the shares or upon release from the obligation to pay up the nominal value of the shares, must be made pro rata on all shares. This pro rata requirement may be waived if all shareholders concerned so agree. A resolution of a general meeting to reduce the share capital requires a majority of at least two-thirds of the votes cast if less than 50% of the issued share capital is represented at the general meeting. If 50% or more of the issued share capital is represented at the general meeting, then the resolution of the general meeting requires a majority of the votes cast.

In addition, Dutch law contains detailed provisions regarding the reduction of capital. A resolution to reduce the issued share capital shall not take effect as long as creditors have legal recourse against the resolution.

Transfer of Shares

The Articles of Association provide that, for as long as shares are listed on a regulated stock exchange outside of the Netherlands, the Board may resolve that the property law aspects (het goederenrechtelijke regime) applying to shares that are registered in the part of the Shareholders’ Register which is kept outside the Netherlands, shall be governed by the laws of the state of establishment of such foreign stock exchange. The Board has resolved that, as of and subject to the shares being admitted to listing and trading on the NYSE, the laws of the State of New York, United States of America, will apply to the property law aspects of the shares that are registered in the part of the shareholders’ register of the Company maintained by Computershare Trust Company, N.A., being all shares. Such resolution will be made public in accordance with the applicable provisions of Dutch law. Accordingly, a transfer of a share (not being, for the avoidance of doubt, a beneficial entitlement to a share held through the systems of DTC, Euroclear Bank, Euroclear Nederland or Euroclear UK) or of a restricted right (beperkt recht) will be governed by the laws of the State of New York, United States of America. Any change of such designation must also be made public in accordance with the applicable provisions of Dutch law.

Shares that have been entered into DTC’s book-entry system will be registered in the name of Cede & Co. as nominee for DTC and transfers of beneficial ownership of shares held through DTC will be effected by electronic transfer made by DTC participants. shares accepted for inclusion by Euroclear Nederland (as the central institute under the Dutch Securities Giro Transactions Act) or an intermediary in the giro depot or collective depot, respectively, can only be delivered from a collective depot or giro depot with due observance of the related provisions of the Dutch Securities Giro Transactions Act. The transfer by a depot shareholder of its book-entry rights representing such shares shall be effected in accordance with the provisions of the Dutch Securities Giro Transactions Act. The same applies to the establishment of a right of pledge and the establishment or transfer of a usufruct on these book-entry rights. Transfers of depository interests (DIs) may be effected by means of a relevant system (i.e. CREST) unless the CREST Regulations provide otherwise.

Amendment of Articles of Association

A general meeting may pass a resolution to amend the Articles of Association, but only on a proposal of the Board.

A proposal to amend the Articles of Association must be included in the notice of the general meeting. A copy of such proposal containing the verbatim text of the proposed amendment must be deposited at the Company’s office, for inspection by shareholders and other persons holding meeting rights, until the end of the meeting. Furthermore, a copy of the proposal must be made available free of charge to Shareholders and other persons holding meeting rights from the day it was deposited until the day of the meeting.

Dissolution and Liquidation

The general meeting may pass a resolution to dissolve the Company, but only on a proposal of the Board. When a proposal to dissolve the Company is to be made to a general meeting, such proposal must be stated in the notice convening the general meeting. In the event of the dissolution of the Company by resolution of the general meeting, the Directors will be charged with effecting the liquidation of the Company’s affairs, unless the general meeting resolves to appoint one or more other persons as liquidators, without prejudice to the ability of the district court to replace a liquidator. During liquidation, the provisions of the Articles of Association will remain in force to the extent possible.

The balance of the Company’s assets remaining after all liabilities have been paid shall be transferred to the holders of shares in proportion to the number of shares held by each shareholder. Any transfer to a shareholder will be subject to the rights of any shareholders to whom shares have been issued on special conditions, and subject further to the right of the Company to apply set-off in respect of the liability, if any, of shareholders for unpaid capital or share premium. Once the liquidation has been completed, the books, records and other data carriers of the dissolved company will be held by the person or legal person appointed for that purpose by the general meeting for the period prescribed by law (which as at the date of this annual report on Form 20-F is seven years).